Exhibit 99.1

AYR Wellness Announces Resignation of Executive Chair

MIAMI, July 31, 2024 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that, effective today, Mr. Jonathan Sandelman has resigned and stepped down from his role as director and executive chairman of the Company. The board of directors of the Company has determined that Mr. Louis Karger is now the chairman of the board.

Mr. Sandelman has served on the board of AYR since 2017 and has resigned to pursue other opportunities.

“We want to thank Jon for his role in establishing the Company in its current form and for his years of service and wish him all the best with his future endeavors” stated Mr. Karger.

About AYR Wellness Inc.

AYR is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com